Exhibit 21

Sustain Technologies, Inc., a Virginia Corporation, is a wholly-owned subsidiary of the Daily Journal Corporation.

As of December 4, 2012, New Dawn Technologies, Inc., a Utah Corporation, is also a wholly-owned subsidiary of Daily Journal Corporation.

As of August 8, 2013, ISD Technologies, Inc., a California Corporation, is also a wholly-owned subsidiary of Daily Journal Corporation. It acquired substantially all of the assets and liabilities of ISD Corporation in September 2013.